Exhibit 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

(905) 286-3000

For Immediate Release:

BIOVAIL REACHES SETTLEMENT AGREEMENT WITH OSC STAFF

TORONTO, Canada, January 7, 2009 – Biovail Corporation (NYSE, TSX: BVF) today announced it has reached a settlement agreement with the Staff of the Ontario Securities Commission (OSC) in respect of an investigation of the Company and certain former officers. The settlement agreement, which is subject to approval by the OSC, will be considered at a hearing that has been scheduled for January 9, 2009.

The investigation related to specific accounting and financial disclosure practices, as previously disclosed, that occurred between 2001 and March 2004 and resulted in a Statement of Allegations by the OSC in March 2008. Terms of the settlement agreement are confidential and will be made public if and when approved by the OSC.

The settlement does not include four individuals who were also named in the Statement of Allegations.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.